StormHarbour Securities LP

(A Delaware limited partnership)
Financial Statements and supplementary schedules pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **StormHarbour Securities LP**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Park Avenue 16th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

FREDRICK J. CHAPEY, JR.	212-905-2505	fred.chapey@stormharbour.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter & Co. LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

June 23,2004		50	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Fredrick J Chapey Jr___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___StormHarbour Securities LP___, as of ___December 31___, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

JOHN DIONISIO
Notary Public State of New York
Qualified – Westchester County
01DI4804045 Exp. 9/30/22

Signature

Managing Principal

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

StormHarbour Securities LP
(A Delaware Limited Partnership)
Index
December 31, 2021







RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
StormHarbour Securities LP
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of StormHarbour Securities LP as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of StormHarbour Securities LP as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of StormHarbour Securities LP's management. Our responsibility is to express an opinion on StormHarbour Securities LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StormHarbour Securities LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as StormHarbour Securities LP's auditor since 2019.
New York, New York
March 31, 2022

StormHarbour Securities LP
(A Delaware limited partnership)
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	301,811
Securities owned, at fair value		1,245
Receivable from Parent, net		3,980,137
Deferred tax asset (Receivable from Parent)		180,124
Total assets	$	4,463,317

Liabilities

Note payable - SBA (Paycheck Protection Program)	$	383,370

Partners' capital	$	4,079,947
Total liabilities and partners' capital	$	4,463,317

The accompanying notes are an integral part of the financial statements

StormHarbour Securities LP
(A Delaware Limited Partnership)
Notes to Financial Statements
December 31, 2021

1. **Organization and Nature of Business**

    StormHarbour Securities LP (the "Company"), a Delaware limited partnership, was formed on April 3, 2009 and is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company earns fees from advisory services for merger-and-acquisition, and financial restructuring.

    The Company does not maintain custody of any assets of its customers, and as such, it claims exemption from SEC rule 15c3-3 pursuant to section K(2)(ii) of that rule. Effective January 24, 2022, the company revised its membership agreement with FINRA whereby the Company will no longer be claiming an exemption from SEC rule 15c3-3 pursuant to section K(2)(ii) and the Company's minimum net capital will be $5,000.

    The Company was acquired by StormHarbour Partners LP ("SHP" or the "Parent"), a Delaware limited partnership, on July 31, 2009. SHP holds a 99% limited partner interest in the Company. StormHarbour Securities GP LLC ("SHLLC"), a Delaware limited liability company which in turn holds a 1% general partner interest in the Company.

2. **Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Use of Estimates
    The preparation of the financial statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition and he reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Capital Markets Advisory Fees
    Capital Markets Advisory Fees include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. As of December 31, 2021, the Company did not have any contract liabilities. For the year ended December 31, 2021, the Company earned Capital Markets Advisory Fees at the point in time in the amount of $518,454 and fees over a period of time in the amount of $225,243.

StormHarbour Securities LP
(A Delaware Limited Partnership)
Notes to Financial Statements
December 31, 2021

Securities Owned, at Fair Value

Securities owned are recorded at fair value, which is the price that would be received upon sale of an asset or paid upon transfer of a liability (i.e. - the exit price) in an orderly transaction between market participants at the measurement date. Proprietary transactions, including gains and losses, in regular-way trades are recorded on a trade date basis, as if they had settled. Refer to note 8 for further information about the determination of fair value.

Commissions Expense

Commissions and related clearing expenses are recorded on a trade-date basis as security transaction occur.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2021.

Interest Income

Interest income is recognized as revenue on the accrual basis when a reasonable expectation of collection exists.

Paycheck Protection Program Note

The Company has chosen to account for the loan under FASB ASC 470, Debt. No imputed interest is recorded as the below market interest rate applied to this loan is governmentally prescribed. If the Company is successful in receiving forgiveness for those portions of the loan used for qualifying expenses, those amounts will be recorded as a gain upon extinguishment. (See Note 10)

Income Taxes

The Company is considered owned by a single owner (SHP), therefore, it's a disregarded entity for federal and state income taxes. The Company's income and loss are reported on the SHP income tax returns. SHP is subject to New York City unincorporated business tax ("UBT") and the Company reimburses SHP for taxes incurred and attributable to the Company's income, which is reported in SHP tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Deferred income taxes reflect the tax effects of temporary differences between the amount of assets and liabilities for financial reporting and the amounts recognized for income tax purposes. Deferred tax assets and liabilities are determined using enacted tax rates for the effects of temporary differences between the book and tax bases of assets and liabilities. The Company records a valuation allowance on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, certain judgments are made relating to recoverability of deferred tax assets, use of tax loss carryforwards, level of expected future taxable income and available tax planning strategies. These judgments are routinely reviewed by management.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties on uncertain tax positions are recognized in other expenses.

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the guidance.

3. **Transactions with Related Parties**

The Company is involved in financing and other transactions, and has related party balances with affiliates. The following table sets forth the Company's related party receivables due from its Parent as of December 31, 2021:

	December 31, 2021
Assets	
Receivable from Parent	$ 3,980,137
Deferred tax asset	$ 180,124

The receivables from Parent are subject to the conditions of the Company's Limited Partnership Agreement and are repayable upon demand.

For the year ended December 31, 2021, the Parent incurred and allocated to the Company $368,635 in expenses ("Parent Allocated Expenses") pursuant to both an administrative services agreement and master intercompany agreement. Parent Allocated Expenses are comprised of direct administrative, general and operating expenses, including compensation and benefits, occupancy and equipment costs, communications, data processing and other expenses.

The Company assists other entities under common ownership of the Parent in the purchase of proprietary securities. In exchange the Company receives a share of the gains in the securities. The Company is also responsible to make good to the affiliate its share of losses. For the year ended December 31, 2021, the Company did not enter into any of these transactions.

The following table sets forth the Company's related party expenses for the year including transactions where the Parent acted as a payment agent on the company's behalf:

Expenses	
Employee compensation	$ 494,498
Commissions expense	151,786
Rent and occupancy	3,370
Communications	108,633
Reversal of Expenses	(361,321)
Professional fees	106,818
Insurance	3,754
Other expenses	12,883
Total Expenses	$ 520,421

5

The above transactions are settled through intercompany accounts periodically throughout the year.

4. **Trade Receivables**

Trade receivables consists of receivables from capital markets advisory fees. There were no receivables from capital markets advisory fees at December 31, 2021 and $15,000 at December 31, 2020.

The Company may from time to time receive investment banking fees over a period in excess of one year. The revenue and receivable is recorded at its present value using an effective interest rate based on an approximation of the debtor's financing rate. There were no such receivables as of December 31, 2021.

5. **Income Taxes**

The Company accounts for its share of New York City's Unincorporated Business Tax (NYC UBT) based on the separate return method accepted under ASC Topic 740, "Accounting for Income taxes" ("ASC Topic 740"). The Company is a disregarded entity for federal and state income tax purposes and therefore, ultimately SHP and, in turn SHP's partners are individually liable for their share of the federal and state income taxes.

As of December 31, 2021, the Company has a deferred tax asset of $216,809 related to NYC UBT net operating loss carryforward generated in the year ended December 31, 2020 and earlier. The Company has taken a valuation allowance on a portion of the calculated deferred tax asset of $180,124.

The components of the deferred tax asset are as follows:

	December 31, 2021
Deferred Tax Asset	
Net operating loss carryforwards	$ 216,809
less: Valuation Allowance	(36,685)
	$ 180,124

6. **Credit and Concentration Risk**

The Company maintains its cash in bank depository accounts, which at times may exceed the federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2021, 100% of the Company's cash was held at one institution. At times, balance may be in excess of the Federal Deposit Insurance Corporation ("FIDC") insurance limit. As of December 31, 2021, the Company's cash and cash equivalents balances on deposit exceeded FDIC insurance limits by $51,811.

7. **Fair Value Measurements**

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access

Level 2 — Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument

Residential Mortgage Backed Securities (RMBS) and asset backed securities may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS indices are also used as an additional data point for benchmarking purposes or to price outright index positions. Gains and losses are included within trading gains and losses in the statement of operations.

StormHarbour Securities LP
(A Delaware Limited Partnership)
Notes to Financial Statements
December 31, 2021

| | Fair Value Measurements | | |
	Level 1	Level 2	Level 3
Assets			
Asset backed securities	$ -	$ -	$ 1,245
	$ -	$ -	$ 1,245

	Beginning Balance	Net Gains and Losses	Purchases	Settlements	Ending Balance
Assets					
Asset backed securities	$ 1,245	$ -	$ -	$ -	$ 1,245
	$ 1,245	$ -	$ -	$ -	$ 1,245

The unrealized loss recognized in trading gains & losses in the statement of operations for the year ended December 31, 2021 related to securities still held was $0.

There were no transfers between levels during the year.

(in US Dollars)		Quantitative Information about Level 3 Fair Value Measurements		
Financial instrument	**Fair Value December 31, 2021**	**Valuation Technique(s)**	**Inputs**	**Range/%**
Zero Factor/Non-Cashflowing RMBS	$ 162	Scenario analysis - legal proceedings	Discount rate	0-25+% binary outcome
Residential Mortgage Backed Securities	1,083	Discounted net asset value & cashflow analysis	Discount rate	7-10%
Student Loan ABS	-	Discounted net asset value & cashflow analysis	Discount rate	2-4%
	$ 1,245			

The carrying amounts of cash and cash equivalents, trade receivables, net, and receivable from parent, net, approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of each of these balances would be categorized as level 3 in the fair value hierarchy as there are no significant observable inputs to their fair value estimates.

8.   **Regulatory Requirements**

The Company is a registered securities broker dealer with the Securities and Exchange Commission and accordingly, subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of greater of $100,000 or 6 $2/3$% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $299,773 which was $199,773 in excess of its required net capital of $100,000.

Since the Company claims an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers. The Company clears securities transactions on a fully disclosed basis and promptly transmits all customers' funds and securities to a clearing organization. The clearing organization carries the accounts, and maintains and preserves such books and records pursuant to rules 17a-3 and 17a-4.

9.   **Commitments and Contingencies**

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's financial position, results of operations or cash flows.

The Company is subject to both routine and unscheduled regulatory examinations of their respective businesses and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. In the ordinary course of business, the Company receives inquiries and subpoenas from the SEC, FINRA, state regulators and other regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation, however it is possible that any such investigations could result in disciplinary actions, including monetary sanctions, and the Company being cited for regulatory deficiencies.

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the minimum in the loss range is accrued. The determination of the outcome and loss estimates requires significant judgment on the part of management. To date, the Company is unable to determine whether any loss is probable or even reasonably possible or to estimate the amount of any loss or the size of any range of loss. At the present time management does not expect that, in the aggregate, the results of any regulatory exams, investigations or similar reviews (both formal and informal) will have a material adverse effect on the Company's results of operations, cash flows or financial position.

10.   **Paycheck Protection Program Loan and COVID-19**

In In April 2020, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") of $614,990. The Company paid down a portion of this loan in the amount of $231,621 in June 2020. The remaining loan balance of $383,369 was fully forgiven as of December 2021. The Company recognized this amount as debt forgiveness included in other income in the statement of operations.

In March 2021, the Company obtained funding through the SBA PPP of $383,370. The loan will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent and utilities, with at least 60% being used for payroll. The Company did use the funds for these expenses during the year ended December 31, 2021. The Company applied for forgiveness with HSBC Bank, the bank that the Company obtained the PPP loan through. In January 2022, HSBC informed the Company that it submitted the Company's loan forgiveness application to the SBA. The Company anticipates that $381,332 of the remaining loan balance of $383,370 will be forgiven and will be recognized as income at that time. Principal and interest payments on any unforgiven portion of the PPP loan will

StormHarbour Securities LP
(A Delaware Limited Partnership)
Notes to Financial Statements
December 31, 2021

be deferred the date that the SBA remits the borrower's loan forgiveness amounts to the lender or, if the borrower does not apply for loan forgiveness, ten months after the end of the borrower's loan forgiveness covered period. No collateral or personal guarantees were required for the loan. This PPP loan would bear an interest rate of 1% and a maturity of two years, which can be extended for up to five years if the Company and lender agree.

Management has treated the forgivable portion of the PPP loan amount as an addition to net capital in computing net capital pursuant to temporary relief granted by FINRA due to the COVID-19 pandemic.

11.   **Reversal of Expenses**

Prior to 2021, the Company estimated an accrual for disputed invoices with a certain supplier for the period of July 2018 through December 2020. This supplier believed that these invoices were payable by the Company. In accordance with the GAAP conservatism principle, the Company accrued for these invoices during this period and would not reverse these accruals until a determination was made by the supplier. Furthermore, during 2021 the supplier ultimately made the determination that the invoices for the aforementioned period were not payable, and as a result, during 2021 the Company subsequently reversed these expenses totaling $361,321. This reversal is included in reversal of expenses in the statement of operations.

12.   **Subsequent Events**

The Company's management has evaluated subsequent events through March 30, 2022, the date these financial statements were available to be issued.